UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2007

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity Enters Agreement with NHN Regarding Online Game Services

Seoul, Korea, May 9, 2007—Gravity Co., Ltd. (NASDAQ: GRVY, the “Company”), an
online game developer and publisher, announced that the Company has entered into a two year game service agreement with NHN Corp. (KOSDAQ: 035420, “NHN”), the operator of Naver and one of the largest Korean Internet companies, to expand its market share in Korea.

The two parties agreed to jointly service and market Gravity’s online game line-up through establishment of a “Gravity Zone” in NHN’s Hangame website, the largest game portal site in Korea. In accordance with the agreement,
Gravity will provide certain online games, which include its flagship title
“Ragnarok OnlineTM” and its anticipated upcoming titles “Ragnarok Online2TM,”
“Requiem,” and “Emil Chronicle Online” through their own websites as well as
“Gravity Zone” in order to provide easier access, to attract new users and to implement aggressive marketing strategies.

The Company and NHN will cooperate closely on various marketing activities to promote the successful launch of “Gravity Zone.” “Gravity Zone” is expected to offer up to 12 online games and “Emil Chronicle Online” will be the first online game offered through “Gravity Zone” commencing from the end of May
2007.

Gravity expects to increase its market share in Korea by providing its large online game titles, such as “Ragnarok Online2TM” and “Requiem” through individual game sites and HanGame. NHN intends to consolidate its position as the leading online gaming portal site in the industry by securing Gravity’s online game line-up.

Mr. Il Young Ryu, Chairman and Chief Executive Officer of Gravity, commented,
“The agreement between NHN and Gravity is not a mere channeling alliance, but a new business model for online game service. We will continue leading the online gaming market with this model and usher in a new era of online gaming.”

Mr. Hui Young Choi, Chief Executive Officer of NHN, commented, “It is meaningful for NHN to provide Hangame users with Gravity’s excellent online games. We will pursue our efforts to diversify into online games and services for users as the premier Internet company in Korea.”

About GRAVITY Co., Ltd.
Based in Korea, Gravity is a developer and distributor of online games.
Gravity's principal product, Ragnarok OnlineTM, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 48 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

About NHN Corp.
NHN is one of Korea’s leading Internet companies and operates the renowned search portal Naver and a leading online game portal Hangame. Naver has grown into Korea’s most visited search portal with ground-breaking service initiatives including “comprehensive searches” and “knowledge searches.”
Hangame is one of the world’s first and largest game portals and has pioneered commercial value-added game items with over one million concurrent users in
Asia. NHN is headquartered in Seongnam, Korea, with offices in Japan, China and the U.S. For more information about NHN, please visit
http://www.nhncorp.com.

Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the
"safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act
of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange
Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our 2005 annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Jonathan J. Lee
Chief Financial Officer / Investor Relations Officer
Gravity Co., Ltd.
E-mail:  jlee@gravity.co.kr
Phone:  + 822-2019-6021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 5/9/2007	By:	/s/ Jonathan J. Lee
	Name:	Jonathan J. Lee
	Title:	Chief Financial Officer and Investor Relations Officer